FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

For the month of November, 2006

CHAI-NA-TA CORP.
Unit 100 – 12051 Horseshoe Way
Richmond, British Columbia
V7A 4V4

Attachments:

1. **News Release dated November 3, 2006**

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]   Form 40-F – [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [ ] No – [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED "WILMAN WONG"

Date: November 3, 2006

Wilman Wong
Chief Financial Officer/Corporate Secretary



Unit 100 - 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone: (604) 272-4118
Facsimile: (604) 272-4113

OTCBB: "CCCFF"

Web: www.chainata.com

FOR IMMEDIATE RELEASE

Delay in Completion of Distribution in Specie of Chai-Na-Ta Corp.
common shares held by its Major Investor

RICHMOND, BRITISH COLUMBIA – November 3, 2006 – Chai-Na-Ta Corp. (OTCBB: "CCCFF"), advises that its major investor, Road King Infrastructure Limited ("Road King"), announced on November 3, 2006 that it will delay the distribution of the common shares of Chai-Na-Ta which it holds to its shareholders by way of a special interim dividend.

In its September 21, 2006 press release, Road King indicated that it will distribute its entire holding of Chai-Na-Ta's common shares by November 3, 2006 to its shareholders whose names appear on Road King's register of members on October 13, 2006 on a pro rata basis. Road King announced on November 3, 2006 that due to the substantial time needed to streamline the trading arrangement for its qualifying shareholders, the completion of the distribution will be delayed to on or before December 31, 2006.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world's largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacturing of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company's expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company's ongoing research programs, general business conditions, and other risks as outlined in the Company's periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.
Wilman Wong
Chief Financial Officer/Corporate Secretary
(604) 272-4118 or (Toll Free) 1-800-406-7668
(604) 272-4113 (FAX)
E-mail: info@chainata.com
Website: www.chainata.com